UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Crimson Wine Group, Ltd.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

22662X100

(CUSIP Number)

January 4, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 22662X100

1.	Names of Reporting Persons Peter J. Nolan
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 411,635(1)
	6.	Shared Voting Power 787,799(1)
	7.	Sole Dispositive Power 411,635(1)
	8.	Shared Dispositive Power 787,799(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,199,434(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 5.2%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)

The Nolan Family Trust (the “Trust”) holds 787,799 shares of common stock of Crimson Wine Group, Ltd (the “Issuer”). Peter J. Nolan and Stephanie J. Nolan serve as Co-Trustees of the Trust and, in such respective capacities, have shared voting and dispositive power over the shares beneficially owned by the Trust. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all such shares held by the Trust may be deemed to be beneficially owned by Mr. Nolan and Mrs. Nolan as Co-Trustees of the Trust. In addition, NFP Management, Inc. (“NFP Management”) is the general partner of various Nolan family limited partnerships (collectively, the “Nolan Family Partnerships”) that collectively hold 411,635 shares of the Issuer in the aggregate. Peter J. Nolan is the President of NFP Management and, in such capacity, has sole voting and dispositive power over the shares held by the Nolan Family Partnerships. Accordingly, for purposes of Rule 13d-3 under the Exchange Act, all such shares held by the Nolan Family Partnerships may be deemed to be beneficially owned by Mr. Nolan as President of NFP Management.

(2)	Based on 23,243,476 shares of the Issuer’s common stock outstanding as of November 2, 2020 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2020.

Item 1(a)	Name of Issuer:

Crimson Wine Group, Ltd. (the “Issuer”).

Item 1(b)	Address of the Issuer’s Principal Executive Offices:

2700 Napa Valley Corporate Drive, Suite B

Napa, California 94558

Item 2(a)	Name of Person Filing:

Peter J. Nolan (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

58 11th Street, Hermosa Beach, California 90254

Item 2(c)	Citizenship:

Mr. Nolan is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share.

Item 2(e)	CUSIP Number:

22662X100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

See the responses to Item 9 on the attached cover pages.

Item 4(b)	Percent of Class:

See the responses to Item 11 on the attached cover pages.

Item 4(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

The Nolan Family Trust (the “Trust”) holds 787,799 shares of common stock of the Issuer. The Reporting Person and Stephanie J. Nolan serve as Co-Trustees of the Trust and, in such respective capacities, have shared voting and dispositive power over the shares beneficially owned by the Trust. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all such shares held by the Trust may be deemed to be beneficially owned by the Reporting Person and Mrs. Nolan as Co-Trustees of the Trust. In addition, NFP Management, Inc. (“NFP Management”) is the general partner of various Nolan family limited partnerships (collectively, the “Nolan Family Partnerships”) that collectively hold 411,635 shares of the Issuer in the aggregate. The Reporting Person is the President of NFP Management and, in such capacity, has sole voting and dispositive power over the shares held by the Nolan Family Partnerships. Accordingly, for purposes of Rule 13d-3 under the Exchange Act, all such shares held by the Nolan Family Partnerships may be deemed to be beneficially owned by the Reporting Person as President of NFP Management.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 13, 2021	/s/ Peter J. Nolan
Peter J. Nolan